Exhibit 99.1

MAG SILVER CORP.
Suite 770, 800 West Pender Street
Vancouver, British Columbia  V6C 2V6

2011
ANNUAL GENERAL
AND SPECIAL MEETING

MANAGEMENT INFORMATION CIRCULAR

Dated August 12, 2011

TABLE OF CONTENTS

 Page

SOLICITATION OF PROXIES	1
PROXIES AND VOTING RIGHTS	1
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	5
RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS	5
ELECTION OF DIRECTORS	6
APPOINTMENT OF AUDITOR	8
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON	8
STATEMENT OF EXECUTIVE COMPENSATION	12
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	29
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	33
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	41
MANAGEMENT CONTRACTS	41
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	41
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	42
ADDITIONAL INFORMATION	42
APPROVAL OF THE BOARD OF DIRECTORS	42
EXHIBIT 1 – AMENDED AND RESTATED STOCK OPTION PLAN 2011	43

MAG SILVER CORP.
INFORMATION CIRCULAR

Dated August 12, 2011

SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders of MAG Silver Corp. (the “Company”) to be held on Thursday, September 15, 2011 at the time and place and for the purposes set out in the accompanying Notice of Meeting.  This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment of the Meeting.

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals.  The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies.  Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-481-2532.  The estimated cost of such service is $50,000.  The costs of solicitation will be borne by the Company.

PROXIES AND VOTING RIGHTS

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder’s nominee in the blank space provided; or

(b)           complete another proper form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or by telephone, internet or facsimile, by 2:00 p.m. (Pacific time) on Tuesday, September 13, 2011 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or adjournment thereof.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders for registered shareholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own names (referred to herein as “Non-Registered Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker.  Accordingly, most shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which company acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares held for Non-Registered Shareholders.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders with a request for voting instructions.  Applicable regulatory policy requires Intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings unless the Non-Registered Shareholders have waived the right to receive meeting materials.  Every Intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting.  Often the request for voting instructions supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, it is not a valid proxy; rather it is to be used as a means of instructing the registered shareholder how to vote on behalf of the Non-Registered Shareholder.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy.  In this case, the Non-Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Company’s registrar and transfer agent, Computershare, as provided above; or

(b)
more typically, be given a voting instruction form which has not yet been signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”).  Non-Registered Shareholders should follow the instructions provided in the voting instruction form, using one of the described voting methods provided, to vote their shares.

The majority of brokers now delegate responsibility for obtaining voting instructions from Non-Registered Shareholders to Broadridge Financial Solutions Inc. (“Broadridge”).  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder receiving such a proxy from Broadridge cannot use that proxy to vote shares directly at the Meeting – the proxy must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to instruct Broadridge how to vote the shares.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Company which they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the Management proxyholders and insert the name of the Non-Registered Shareholder (or such other person voting on behalf of the Non-Registered Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In addition, there are two kinds of Non-Registered Shareholders - those who object to their names being made known to the issuers of securities which they own, called Objecting Beneficial Owners (“OBOs”), and those who do not object to the issuers of the securities they own knowing who they are, called Non-Objecting Beneficial Owners (“NOBOs”). In accordance with the provisions of National Instrument 54-101, the Company has engaged Broadridge to deliver proxy-related materials directly to its NOBOs.  If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of common shares have been obtained in accordance with applicable securities legislation from the intermediary holding the common shares on your behalf.  By choosing to send these materials to you directly, the Company has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our Broadridge.  These VIFs are to be completed and returned to Broadridge in the envelope provided. In addition, Broadridge provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Broadridge will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to shareholders of record unless specifically stated otherwise.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Shareholder Services Inc. toll free at 1-866-481-2532.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the shareholder, the shareholder’s legal personal representative or trustee in bankruptcy or, where the shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)
delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the registered office of the Company located at Suite 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)	by sending another proxy form with a later date to Computershare before 2:00 p.m. (Pacific time) on Tuesday, September 13, 2011 or the second last business day before any adjourned Meeting;

(c)	by attending the Meeting and notifying the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your proxy; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares and Proxies and Exercise of Discretion by Proxyholders

Voting By Show of Hands

Voting at the Meeting generally will be by a show of hands, where every person present who is a shareholder or proxyholder and entitled to vote on the matter has one vote.

Voting By Poll

Voting at the Meeting will be by poll only if a poll is:

(a)	requested by a shareholder present at the Meeting in person or by proxy;

(b)	directed by the Chair; or

(c)	required by law because the number of shares represented by proxy that are to be voted against the motion is greater than 5% of the Company’s issued and outstanding shares.

On a poll, every shareholder entitled to vote on the matter has one vote for each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Approval of Resolutions

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by proxy will be required; to approve a motion for a special resolution, a majority of not less than two-thirds of the votes cast on the resolution in person or by proxy will be required.

Voting of Proxies and Exercise of Discretion By Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Only shareholders of the Company who are listed on its Register of Shareholders on the record date of August 12, 2011 are entitled to receive notice of and to attend and vote at the Meeting or any adjournment of the Meeting (see “Voting of Shares and Proxies and Exercise of Discretion by Proxyholders” above).

As at August 12, 2011, the Company had 55,527,886 common shares issued and outstanding. Each common share outstanding on the record date carries the right to one vote.

To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, only the following shareholder beneficially owns, or controls or directs, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Fresnillo plc(1)(2)	9,746,193	17.55%

Notes:
(1)	The information above has been obtained by the Company from the System for Electronic Disclosure by Insiders as of the date of this Information Circular.
(2)	The common shares in this table are held by Fresnillo plc (“Fresnillo”) and its affiliates.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The Directors’ Report and the consolidated financial statements of the Company for the financial year ended December 31, 2010 and accompanying auditor’s report will be presented at the Meeting.

ELECTION OF DIRECTORS

The board of directors of the Company presently consists of eight directors.  The term of office of each of the present directors expires at the Meeting.  The management of the Company proposes to nominate the persons named in the table below for election as directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

The following table sets out the names of management’s nominees for election as directors, the place in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time during which each has been a director of the Company, and the number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, as of the date of this Information Circular.  The Company’s board of directors recommends a vote “FOR” the appointment of each of the following nominees as directors.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the directors set out in the following table.

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations During the Past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Daniel T. MacInnis (7) British Columbia, Canada President, CEO and Director	President and CEO of the Company since February 1, 2005; VP Exploration, Sargold Resources Corp., Sardinia, Italy, a gold exploration company from October 2003 to February 2005; principal of D. MacInnis Exploration and Consulting in Reno, Nevada from July 2004 to February 2005. Mr. MacInnis is also a director of MAX Resources Corp.	February 1/05	301,300
Frank R. Hallam (5)(7) British Columbia, Canada Director
2002 to present, Chief Financial Officer and Director of Platinum Group Metals Ltd., a platinum focused company with a mine in construction in South Africa and exploration properties in Canada; 2003 to June 22, 2010, Chief Financial Officer of MAG Silver Corp.; 2005 to August 2010, Director of Jerico Resources Inc.; 1996 to 2007, CFO Callinan Mines Ltd.; Director of West Timmins Mining Inc. from 2006 to 2009.  Mr. Hallam is a director of Platinum Group Metals Ltd., Lake Shore Gold Corp., Nextraction Energy Corp. (formerly Kruger Capital Corp.) and West Kirkland Mining Inc.
		June 22/10	Nil

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations During the Past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)

Eric H. Carlson (2)(4) British Columbia, Canada Director	July 1994 to present, President and CEO, Anthem Properties (1993) Ltd. (formerly Anthem Properties Corp.), a property development company; 2008 to 2010, President, CEO and CO, Anthem Ventures Capital Corp.; 1992 to 2008, President of Kruger Capital Corp.; and director of West Timmins Mining Inc. from 2006 to 2009. Mr. Carlson is also a director of Platinum Group Metals Ltd., Anthem Works Ltd., Nextraction Energy Corp. (formerly Kruger Capital Corp.) and West Kirkland Mining Inc. (Anthem Ventures Capital Corp.)	June 11/99	1,275,500
R. Michael Jones (3) British Columbia, Canada Director	President and Director of Platinum Group Metals Ltd. since February 2000, a platinum focused company with a mine in construction in South Africa and exploration properties in Canada; director and advisor to West Timmins Mining Inc. from 2006 to 2009; 2005 to August 2010, Director of Jerico Resources Inc. Mr. Jones is also a director of Nextraction Energy Corp. (formerly Kruger Capital Corp.) and West Kirkland Mining Inc.	March 31/03	11,000
Dr. Peter K. Megaw(7) Arizona, USA Director
President of IMDEX/Cascabel and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003.  Dr. Megaw is also a director of Candente Gold Corp. and Minaurum Gold Corp.
		February 6/06	522,821(7)
Jonathan A. Rubenstein (3)(4)(5) British Columbia, Canada Chairman and Director
Practiced law until 1994; employed as a mining executive from 1994 to 2005; now semi-retired, occupied as a corporate director and investor.  Director of Aurelian Resources September 2006 to August 2008; director of Cumberland Resources Ltd. from 1983 to 2007; director of Redcorp Ventures, from 2000 to 2007; director, Vice President and Corporate Secretary of Canico Resources from 2002 to 2005.  Mr. Rubenstein is also currently a director of Eldorado Gold Corp., Detour Gold Corporation; Troon Ventures Inc. and Rio Novo Gold Inc.
		February 26/07	Nil
Richard M. Colterjohn(2)(3)(5) Ontario, Canada Director	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. President, CEO and director of Centenario Copper Corporation 2006 to 2009. Mr. Colterjohn is also a director of AuRico Gold Inc.	October 16/07	10,000

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations During the Past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)

Derek C. White(2)(4) British Columbia, Canada Director
Executive Vice President - Corporate Development of QuadraFNX Mining Ltd. since September 2007; previously the CFO of Quadra Mining commencing in April 2004.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White is also a director of Magellan Minerals Ltd. and Laurentian Goldfields Ltd.
	October 16/07	Nil

Notes:
(1)	Information as to the place of residence, principal occupation and shares beneficially owned, or controlled or directed, directly or indirectly, has been furnished by the respective directors.
(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee.
(4)	Member of the Company’s Governance and Nomination Committee.
(5)	Member of the Company’s Special Committee.
(6)	Of these holdings, 11,085 shares are held by Minera Cascabel S.A. de C.V., of which Dr. Megaw is a 33.33% owner.
(7)	Member of the Company’s Disclosure Committee.

Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the common shares represented by properly executed proxies given in favour of management’s nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

APPOINTMENT OF AUDITOR

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix their remuneration.  The Company’s board of directors recommends a vote “FOR” the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company at a remuneration to be fixed by the directors.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the reappointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.           Amendment to the Company’s Stock Option Plan (2009)

The Company has in place a stock option plan (the "Stock Option Plan") for officers, directors, employees and consultants of the Company.  On August 11, 2011, the Company's Board of Directors approved amendments to the Stock Option Plan, subject to shareholder and Toronto Stock Exchange ("TSX") approval.  On August 15, 2011, the TSX verbally accepted (with written confirmation to follow) the amendments, subject to shareholder approval.  Other than the amendments described below and certain other amendments of a "housekeeping" nature, the Stock Option Plan will remain unchanged from the current Stock Option Plan which is described on pages 30 to 33 of this Information Circular under the heading “Securities Authorized For Issuance Under Equity Compensation Plans – Stock Option Plan”.  The full text of the Stock Option Plan reflecting all of the proposed amendments (the "Amended and Restated Option Plan") is attached as Exhibit 1 to this Information Circular. In the event that the Amended and Restated Option Plan is not approved by the shareholders of the Company, the Stock Option Plan will continue in full force and effect, unamended.

The shareholders of the Company are being asked to vote FOR the amendments to the Company's Stock Option Plan.

Summary of the Proposed Amendments to the Stock Option Plan

Amending the Plan From a Fixed Number Plan to a Rolling Plan

The Stock Option Plan currently provides that the number of common shares of the Company issuable for stock option grants shall not exceed a fixed number of 5,453,839, such amount representing approximately 9.8% of the issued and outstanding common shares of the Company. As of the date of this Circular, an aggregate of 3,734,934 common shares are issuable upon the exercise of outstanding options granted under the Stock Option Plan, representing approximately 6.7% of the issued and outstanding common shares of the Company.

Under the existing Stock Option Plan, once options are exercised, the Company is not permitted to re-grant such options.  Accordingly, after accounting for the exercise of options (including the exercise of 989,491 options of the Company since June 2010) which may not be re-granted under the Company’s fixed Stock Option Plan, only 5,085 common shares remain available for further grants as of the date of this Information Circular.

As an early stage exploration company with no operating assets or cash flow, the Company relies on its Stock Option Plan to enable it to attract and retain qualified individuals to serve as directors, officers and employees.  Given the very competitive environment in which the Company operates and the increasingly competitive market for talent, in the absence of an ability to grant equity-based awards under compensation arrangements such as the Stock Option Plan, the Company would be required to draw on its limited cash resources to retain these key individuals.  Accordingly, it is proposed that the Stock Option Plan be amended to, among other things, convert the existing Stock Option Plan into a rolling stock option plan that sets the number of shares issuable thereunder at a maximum of 8% of the common shares of the Company issued and outstanding at the time of any grant.  By amending the Stock Option Plan in this way, the Company will be able to conserve its cash resources while maintaining the ability to continue to attract qualified individuals with competitive compensation packages.  Importantly, this also aligns the incentives of the Company's directors, officers and employees with the interests of the Company’s shareholders by providing them with the opportunity to participate in the upside that results from their contribution.

On July 28, 2011, the Company granted an additional 417,000 stock options under the Stock Option Plan which will be exercisable for common shares only if shareholder approval of the Amended and Restated Stock Option Plan is obtained at the Meeting.  These additional stock options were granted to insiders of the Company in the amount and on the terms outlined below. In each case, these options will vest as to 50% at the one year anniversary of the grant date and the remaining on the second anniversary of the grant date.

Holder	Option Terms
	Number of Options	Exercise Price	Expiry Date
Dan MacInnis, President, CEO and Director	75,000	$10.44	July 28, 2016
Larry Taddei, CFO	45,000	$10.44	July 28, 2016
Mike Petrina, VP Operations	45,000	$10.44	July 28, 2016
Gord Neal, VP Corporate Development	15,000	$10.44	July 28, 2016
Jody Harris, Corporate Secretary	12,000	$10.44	July 28, 2016
Jonathan Rubenstein, Chairman of the Board of Directors	45,000	$10.44	July 28, 2016
Eric Carlson, Director	30,000	$10.44	July 28, 2016
Richard Colterjohn, Director	30,000	$10.44	July 28, 2016
Frank Hallam, Director	30,000	$10.44	July 28, 2016
Michael Jones, Director	30,000	$10.44	July 28, 2016
Peter Megaw, Director	30,000	$10.44	July 28, 2016
Derek White, Director	30,000	$10.44	July 28, 2016

Termination Other Than For Cause

The Stock Option Plan currently provides that where a non-executive employee is terminated for any reason other than for cause (but including termination without cause and voluntary resignation) or a consultant's services are terminated for a reason other than the breach or default by the consultant of its agreement or arrangement with the Company, any options exercisable by such non-executive employee or consultant, as applicable, will continue to be exercisable for a period of 30 days following the termination date, subject to the discretion of the Compensation Committee to extend such period.  Pursuant to the Amended and Restated Option Plan, non-executive employees and consultants would be entitled to 90 days to exercise vested but unexercised options following termination, subject to the discretion of the Compensation Committee to extend this period (but in no event beyond the expiration date of such options).  This 90 day period is consistent with the treatment of officers and directors under the existing Stock Option Plan.

Termination for Cause

Under the existing Stock Option Plan, where an option holder’s employment or term of office is terminated for cause, any options held by said option holder, whether or not exercisable as of the date of termination, expire and are cancelled on the date that is 30 days following the termination date, subject to the discretion of the Compensation Committee to extend such period.  The Amended and Restated Option Plan provides that in such circumstances, any options held by such option holders immediately expire and are cancelled upon termination unless the Compensation Committee determines otherwise.

Death or Disability of an Option Holder

The Amended and Restated Option Plan increases from six to 12 months following the death or termination of an option holder by reason of disability the time during which such option holder (or such option holder's estate or legal representative) may exercise options that were vested and exercisable at the time of the death or termination by reason of disability, subject in both cases to the discretion of the Compensation Committee to extend such period (but in no event beyond the expiration date of such options).

Accelerated Vesting and Expiration of Options Upon a Change of Control

The Amended and Restated Option Plan affords the Compensation Committee added flexibility to deal with options in the event of a corporate change of control transaction.  The Amended and Restated Plan provides that in the event of a proposed change of control transaction, the Compensation Committee may, in its discretion, permit the accelerated vesting and early exercise of all or any portion of the then outstanding options subject to the completion of such change of control transaction.  Whether or not options are accelerated, the Company will provide notice of any proposed change of control transaction to each option holder who may then, within 14-days of receiving such notice (or such longer period determined by the Compensation Committee in its sole discretion) and conditional upon completion of the change of control transaction, exercise all or a portion of those options granted to such option holders which are then vested and exercisable in accordance with their terms, as well as any unvested options which the Compensation Committee has determined shall be immediately vested and exercisable in connection with the completion of such change of control transaction.  Unless the Compensation Committee determines otherwise, upon the expiration of the notice period referred to above, all rights of the option holders to exercise any outstanding options, whether vested or unvested, immediately expire and cease to have any further force or effect, subject to the completion of the relevant change of control transaction.

Other Amendments

The Amended and Restated Option Plan states that the maximum aggregate number of common shares available for incentive stock options (“ISOs”) granted to U.S. option holders in accordance with the terms of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, is 700,000.  All ISOs granted pursuant to the Amended and Restated Option Plan shall be granted by March 30, 2017.

The summary of the proposed amendments to the Stock Option Plan set forth above is subject to and qualified in its entirety by the provisions of the Amended and Restated Option Plan appended to this Information Circular as Exhibit 1.  Reference should be made to the Amended and Restated Option Plan with respect to any provisions described above or elsewhere in this Circular.

Shareholder Approval

At the Meeting, you will be asked to consider, and if deemed advisable, to pass a resolution confirming and approving the amendments to the Stock Option Plan (the “Option Plan Resolution”).  To be effective, the resolution must be passed by a majority of the votes cast at the Meeting in person or by proxy by shareholders entitled to vote thereon.  The text of the Option Plan Resolution is set out below.

If the Option Plan Resolution is not approved at the Meeting, the amendment will not become effective and the existing Stock Option Plan will remain in effect, unamended.

The board of directors of the Company recommends that shareholders vote FOR the resolution approving the amendments to the Stock Option Plan.  Common shares represented by proxies in favour of management will be voted FOR the amendments, unless a shareholder has specified in his or her proxy that his or her common shares are to be voted against the approval of the amendments.

Resolution Approving the Amendment of the Stock Option Plan

The text of the Option Plan Resolution which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation is as follows:

“WHEREAS MAG Silver Corp. (the “Company”) has established a stock option plan (the “Option Plan”) pursuant to which options (the “Options”) to purchase common shares (“Common Shares”) of the Company may be granted to participants (“Optionees”) under the Option Plan;

AND WHEREAS the Board of Directors approved an amended and restated Option Plan (the “Amended and Restated Option Plan”), subject to regulatory and shareholder approval, which: (a) amends the maximum number of Common Shares issuable upon the exercise of Options from a fixed maximum of 5,453,839 Common Shares to a maximum of 8% of the Company's issued and outstanding Common Shares; (b) amends the periods during which options can be exercised following termination, death or disability; (c) incorporates a provision that contemplates the treatment of Options in the event of a change of control of the Company; and (d) makes certain amendments of a "housekeeping" nature;

AND WHEREAS the Amended and Restated Option Plan is subject to shareholder approval;

AND WHEREAS on July 28, 2011, and conditional upon shareholder approval of the Amended and Restated Option Plan, the Company issued an aggregate of 417,000 Options (the “Conditional Options”) to Optionees, such Conditional Options have an exercise price of

$10.44, expire on July 28, 2016 and shall vest as to 50% on the first anniversary of the grant date and the remaining on second anniversary of the grant date;

NOW THEREFORE, BE IT IS RESOLVED by ordinary resolution of the holders of Common Shares:

1.                 the Company is hereby authorized to adopt the Amended and Restated Option Plan in the form attached as Exhibit 1 to the management information circular of the Company dated August 12, 2011, in order to, among other things: (a) amend the maximum number of Common Shares issuable upon the exercise of Options from a fixed maximum of 5,453,839 Common Shares to a maximum of 8% of the Company's issued and outstanding Common Shares; (b) amend the periods during which options can be exercised following termination, death or disability of an Optionee; (c) incorporate a provision that contemplates the treatment of Options in the event of a change of control of the Company; and (d) make certain amendments of a "housekeeping" nature;

2.                 all unallocated entitlements issuable pursuant to the Amended and Restated Option Plan and the Company’s ability to grant Options under the Amended and Restated Option Plan be hereby authorized and approved until September 15, 2014;

3.                 the grant of the Conditional Options to Optionees are hereby ratified, confirmed and approved, such Conditional Options being exercisable in accordance with the terms of the Option Plan and the option agreements evidencing such Conditional Options; and,

4.                 any one officer or director of the Company be and is hereby authorized, for and in the name of and on behalf of the Company, to execute and deliver, or cause to be executed and delivered, all such further agreements, instruments, amendments, certificates and other documents and to do or cause to be done all such other acts and things as such officer or director may determine to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution by such officer or director and delivery of any such agreement, instrument, amendment, certificate or other document or the doing of any such other act or thing being conclusive evidence of such determination.”

STATEMENT OF EXECUTIVE COMPENSATION

A.           Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company currently has the following six NEOs: Daniel MacInnis, President and CEO; Larry Taddei, CFO (effective June 22, 2010); Frank Hallam, former CFO (up to June 22, 2010); Gordon Neal, Vice President Corporate Development; Michael Petrina, Vice President Operations and Jody Harris, Corporate Secretary.

B.           Compensation Discussion and Analysis

The Compensation Committee of the Company’s board of directors (the “Compensation Committee”) is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the board with respect to the compensation of the Company’s executive officers.  The Compensation Committee ensures that total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy is to foster entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation.  This approach is based on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long term performance.

The Company’s principal goal is to create value for its shareholders.  The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with shareholders’ interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation.  The Compensation Committee reviews compensation practices of similarly situated companies in determining compensation policy.  Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the NEO’s role within the Company, it is primarily focused on remaining competitive in the market with respect to total compensation.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions.  These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors.  Such comparative companies include, but are not limited to, Sabina Gold & Silver Corp., Exeter Resource Corp., Extorre Gold Mines Limited, Greystar Resources Ltd., Endeavour Silver Corp. and Bear Creek Mining Corporation.  The Compensation Committee has also periodically engaged independent executive compensation consulting firms to conduct peer group compensation analysis, and provide comparative analysis of relevant industry compensation levels.  Lastly, the Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels.  These other companies are identified below under the heading “Disclosure of Corporate Governance Practices – Directorships”.  The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish as a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs.  The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals.  For the 2010 financial year, the three basic components of executive officer compensation program were:

•	fixed salary;

•	annual incentives (cash bonus); and

•	option based compensation.

Fixed salary comprises a portion of the total cash-based compensation; however, annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; and (ii) market performance of the Company’s common shares.

To date, no specific formulae have been developed to assign a specific weighting to each of these components.  Instead, the board considers each performance target and the Company’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Base Salary

The Compensation Committee and the board of directors approve the salary ranges for the NEOs.  The base salary review for each NEO is based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.  These criteria were used in determining base salary levels when the Company hired a CFO (Larry Taddei) and a Vice President Operations (Mike Petrina) during the financial year ended December 31, 2010.

The Company’s previous CFO, Frank Hallam has significant other full time responsibilities.  This, coupled with the Company’s growth and office relocation, and significant number of acquired exploration projects, led Mr. Hallam and the Board to seek a full time CFO for the Company in fiscal 2010.  A contract was executed with Larry Taddei, the former CFO of a related Company, West Timmins Mining Inc., to start employment with the Company on March 1, 2010 as a consultant, with the expectation of being appointed to the position of CFO at the Company’s 2010 Annual General Meeting (appointment made June 22, 2010).  Mr. Taddei’s base salary was negotiated at $184,800 per annum and was based on an assessment of the above criteria, and on prevailing competitive market circumstances at the time of hiring.

During the year, Mike Petrina was hired as the Company’s Vice President Operations, a newly created position within the Company.  The position was created primarily to oversee the Company’s Juanicipio joint venture activities, to progress the Company’s Pozo Seco molybdenum discovery, and to evaluate possible acquisition targets. The base salary for Mr. Petrina was negotiated at $200,000 per annum and was based on an assessment of the above criteria, and on prevailing competitive market circumstances at the time of hiring.

Comparative data for the Company’s peer group is accumulated from a number of external sources including the occasional use of independent compensation consultants.  In 2010, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation consulting firm specializing in executive and board of director compensation reviews, strategic short- and long-term incentive design, and executive retention issues. Lane Caputo worked with the Compensation Committee to assemble a comparable industry peer group, and then undertook a comparative compensation analysis of the peer group, and reported back to the Compensation Committee with an Executive Compensation Report.

The Compensation Committee, using this independent Executive Compensation Report, and other available peer group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed an annual assessment of the compensation of all executive and employee compensation levels.  During financial year ended December 31, 2010, Daniel MacInnis and Larry Taddei were awarded a 17.9% and 8.2% increase in base salary, respectively, effective January 1, 2011, in order to align their respective salary levels to those of peers with similar roles and responsibilities.  The Company also awarded a 2.5% increase in base salary, effective January 1, 2011 to Gordon Neal and Jody Harris as a cost of living increase, consistent with the consumer price index.

Annual Incentives

To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan.  Awards under the annual incentive plan are made by way of cash bonuses which are based in part on the Company’s success in reaching its objectives and in part on individual performance. The Compensation Committee and the board of directors approve annual incentives.

The board of directors together with the Compensation Committee set certain individual and corporate performance objectives during the year.  In 2010, the principal individual and corporate objectives included, but were not limited to:

•	continued aggressive drilling on the Company’s 100% owned properties in search of a new discovery or delineating new resources;

•	the advancement of the Juanicipio Project in Mexico with its joint venture partner, Fresnillo;

•	follow through with the arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce, against Fresnillo;

•	increase investor interest in, and analyst coverage, with respect to the Company.

•	maintaining compliance with the regulatory and disclosure framework; and

•	identify and action on value-add merger and acquisition opportunities.

The success of NEOs in achieving their individual objectives and their contribution to the Company in reaching its overall goals are factors in the determination of their annual bonus.  The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of the predetermined corporate objectives, as well as to needs of the Company that arise on a day to day basis.  This assessment is used by the Compensation Committee in developing its recommendations to the board of directors with respect to the determination of annual bonuses for the NEOs.  Where the Compensation Committee cannot unanimously agree, the matter is referred to the full board for decision.  The board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

Compensation and Measurements of Performance

The board of directors approves a targeted annual incentive for the President and CEO each financial year.  During 2010, the board of directors also approved a targeted incentive for the new CFO and VP Operations.  The targeted amounts are determined by the Compensation Committee based on market research and an assessment of compensation levels within the Company’s peer group and are then approved by the board of directors.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the NEOs.  The NEOs will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Compensation Committee’s and the board’s assessment of overall performance.  The determination as to whether a target has been met is ultimately made by the board and the board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

Before paying out the annual incentives, the Compensation Committee and the board of directors considered all annual incentives carefully in light of the achieved individual and corporate targets and objectives, and determined that annual incentives to Daniel MacInnis (President and CEO), Larry Taddei (CFO) and Mike Petrina (VP Operations) be paid in full, with Daniel MacInnis receiving $105,000, Larry Taddei receiving $55,000 (representing a prorated incentive, which also recognized service prior to his appointment to CFO on June 10, 2010), and Mike Petrina receiving $20,000 (representing a prorated incentive reflecting his September 1, 2010 start date).

Cash compensation in lieu of salary in the amount of $50,000 was paid to former CFO Frank Hallam in 2010 for his contribution as CFO in the first half of 2010 and follow up thereafter.  Mr. Hallam is also the CFO of Platinum Group Metals Ltd., a Company that was paid $19,500 in the first half of 2010 for administrative and accounting services. This amount did not reflect the work and personal responsibilities undertaken by Mr. Hallam in his capacity as CFO of the Company through June 22, 2010, and as a result, Mr. Hallam was compensated by way of cash compensation in lieu of salary as described above.  The amount of Mr. Hallam’s compensation was determined by the Compensation Committee based on factors including, but not limited to, performance and a reasonable level of compensation for Mr. Hallam given the level of professional responsibility associated with the position of CFO of the Company through June 22, 2010.

In 2010, each of Gordon Neal and Jody Harris were paid annual incentives of $70,500 and $32,500 respectively, in response to the subjective assessment of their respective performance, analysis of external market conditions and competitive needs to retain its qualified personnel.

Long Term Compensation

The Company has a broadly-based employee Stock Option Plan.  The Stock Option Plan is designed to encourage share or equity ownership and entrepreneurship on the part of the senior management and other employees.  The Compensation Committee believes that the Stock Option Plan aligns the interests of the NEOs with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

In 2008, the Compensation Committee adopted a methodology pursuant to which it based its recommendations to the board of directors with respect to the grant of incentive stock options.  At the direction of the Compensation Committee, an ‘option matrix’ was created whereby option grants to executive officers, directors and employees are determined according to an overall personal ceiling or “eligible total” based on each individual’s position, level of responsibility (including committee responsibilities in the case of directors), time commitment (in the case of directors and part time employees) and the tenure of the optionee.  In determining eligible totals, the Compensation Committee also considered levels of option grants for similar positions within the Company’s peer group.

During 2010, the Compensation Committee reviewed the merits of the option matrix and determined that it was no longer achieving the long term compensation objectives desired.  The option matrix tended to skew option grants towards the early years of employment with the Company, and consequently was providing little incentive to employees with long term service.  With approval from the board of directors, the Compensation Committee dispensed with the option matrix in 2010, and adopted a grant approach that takes into account the level of options granted by comparable companies for similar levels of responsibility, and considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officers. The scale of options is generally commensurate to the appropriate level of base compensation for each level of responsibility, and considers Black Sholes (an option pricing model) valuations of each grant.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

•	the NEOs and others who are entitled to participate in the Stock Option Plan;

•	the initial option grants made to new NEOs and eligible others upon commencement of their employment and/or appointment with the Company;

•	the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

•	the date on which each option is granted;

•	the vesting period for each stock option; and

•	the other material terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to and in accordance with the provisions of the Stock Option Plan. Options are typically scheduled for grant semi-annually, in late June and late December, subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. Stock options granted to NEOs during the most recently completed financial year, are disclosed below under the heading, “Executive Compensation - Summary Compensation Table”.

Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to the cumulative shareholder return of the S&P/TSX Composite Index for the five-year period ended December 31, 2010.

Comparison of Cumulative Total Return (1)

	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010
MAG Silver Corp.	$100.00	$402.53	$936.08	$346.20	$398.73	$784.18
S&P/TSX Composite Index	$100.00	$112.82	$120.90	$78.55	$102.66	$117.49

Note:
(1)   Assuming an investment of $100 on December 31, 2005.

From January 1, 2006 to December 31, 2010, the share price of the Company increased by 684.18%, compared to an increase in the S&P/TSX 300 Index of 117.49% during the corresponding period.  During the same period, the aggregate compensation of the individuals acting as the CEO and CFO (the only NEOs at the beginning of the period) increased by 92%, and the aggregate compensation for all NEOs increased by 208%.  The increase in aggregate compensation for all NEOs over the five-year period can be attributed to several factors, including: the ongoing growth and development of the Company, the increase in the number of NEOs from two to six, an increase in company staffing levels, and the high worldwide demand for mining executives leading to an increased need to provide a competitive salary and bonus structure to attract qualified personnel.

D.           Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Option- based awards(1)(2) (3) ($)	Non-Equity incentive plan compensation ($) Annual incentive plans ($)	All other compensa- tion ($)	Total compensation (Salary, Bonus and Option- based awards, including both those in and out-of-the- money (2) ) ($)	Total compensation (excluding the value of any Option-based awards) ($)
(a)	(b)	(c)	(e)	(f1)	(h)	(i)	(j)
Daniel MacInnis Chief Executive Officer	2010	233,306	481,208	105,000	Nil	819,515	338,307
	2009	227,616	78,964	105,000	Nil	411,580	332,616
	2008	298,862(4)	176,658	80,000	Nil	555,520	378,862
Frank Hallam Chief Financial Officer(5)	2010	Nil	416,851(6)	50,000	19,000(6)	485,851	69,000
	2009	Nil	333,319	100,000	Nil	433,319	100,000
	2008	65,000	715,428	50,000(7)	Nil	830,428	115,000
Larry Taddei Chief Financial Officer(8)	2010	97,300	632,947	55,000	51,545(8)	836,792	203,845
	2009	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Nil	Nil	Nil	Nil	Nil	Nil
Mike Petrina VP Operations(9)	2010	64,773	625,677	20,000	Nil	710,450	84,773
	2009	Nil	Nil	Nil	Nil	Nil	Nil
	2008	Nil	Nil	Nil	Nil	Nil	Nil
Gordon Neal VP Corporate Development	2010	141,254	96,242	70,500	Nil	307,996	211,754
	2009	136,243	293,873	65,000	Nil	495,116	201,243
	2008	192,509(10)	238,802	50,000	Nil	421,311	182,509
Jody Harris Corporate Secretary	2010	95,812	122,032	52,500	Nil	270,344	148,312
	2009	93,475	74,473	32,500	Nil	200,448	125,975
	2008	98,418(11)	95,283	10,000	Nil	203,701	108,418

Notes:
(1)
The “grant date fair value” has been determined by using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.   The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.  See discussion below.

(2)
All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant or with an exercise price fixed at a 5% premium to such market price.  Accordingly, the values shown for these options are not in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, many of them had a nil in-the-money-value on December 31, 2010.  Please see the table under “Incentive Plan Awards” for the in-the money value of these options on December 31, 2010.

(3)	The December 2008 scheduled option grant was deferred to April 2009 due to the imposition of a trading blackout from December 2008 to April 2009. As a result, there were three option grants in 2009.
(4)	This amount includes an annual incentive amount of $80,000 related to 2007, which was not recognized, accrued or paid out until 2008.
(5)
Frank Hallam was the Company’s CFO up to June 22, 2010, after which time he was appointed to the board of directors. All remuneration above reflects compensation in lieu of salary paid to Frank Hallam in his capacity as CFO, other than amounts in (6) paid to him in his capacity as a director of the Company after June 22, 2010.

(6)
Frank Hallam was the Company’s CFO up to June 22, 2010, after which he became a board member. As a board member, he received $19,000 in board fees (“All other compensation” above) and $192,483 in option based awards (included in the above total of $416,851).

(7)	This amount represents an annual incentive related to 2007, which was not recognized, accrued or paid out until 2008. Mr. Hallam was not paid an annual incentive in 2008.
(8)
Mr. Taddei’s employment with the Company commenced on March 1, 2010 as a consultant at $14,000 per month (“All other compensation” above), and was then appointed CFO on June 22, 2010 at an annual base salary of $184,800.

(9)	Mr. Petrina’s employment with the Company as VP of Operations commenced on September 1, 2010 at an annual base salary of $200,000.
(10)	This amount includes an annual incentive amount of $60,000 related to 2007, which was not recognized, accrued or paid out until 2008.
(11)	This amount includes an annual incentive amount of $8,538 related to 2007, which was not recognized, accrued or paid out until 2008.

The Company has calculated the “grant date fair value” amounts in column (e) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (i) above, which are based in part the grant date fair value amounts set out in column (e) above.  The total compensation listed in column (j) above has been included to reflect the total compensation of each NEO not including the calculated value of any option-based awards.  The value of the in-the-money options currently held by each NEO (based on share price less option exercise price) is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

E.           Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out for each NEO, the incentive stock options (option-based awards) outstanding as at December 31, 2010.  These incentive stock options either vested at the time of grant, or were fully vested as at December 31, 2010, unless otherwise noted.  The closing price of the Company’s shares on the TSX on December 31, 2010 was $12.39.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Dan MacInnis	100,000	3.00	2/6/2011	939,000
	90,000	2.46	7/19/2011	893,700
	100,000	5.36	12/14/2011	703,000
	25,000	12.91	2/12/2013	Nil
	17,500	10.01	6/30/2013	41,650
	13,125	5.54	4/22/2014	89,906
	12,344	5.32	6/23/2014	87,272
	8,379	6.32	12/15/2014	50,861
	125,000 (1)	9.92	11/10/2015	308,750 (1)
Total				3,114,139
Frank Hallam	98,750	12.91	2/12/2013	Nil
	74,063	10.01	6/30/2013	176,270
	61,797	5.54	4/22/2014	423,309
	46,348	5.32	6/23/2014	327,680
	34,761	6.32	12/15/2014	210,999
	50,000	7.42	3/29/2015	248,500
	69,285 (1)	9.92	11/10/2015	171,134 (1)
Total				1,557,893
Larry Taddei	15,000	5.54	4/22/2014	102,750
	50,000	6.87	3/1/2015	276,000
	185,000	6.95	8/15/2015	1,006,400
Total				1,385,150
Mike Petrina	200,000 (2)	8.15	9/1/2015	848,000 (2)
Total				848,000
Gord Neal	75,000	5.36	12/14/2011	527,250
	29,250	12.91	2/12/2013	Nil
	29,469	10.01	6/30/2013	70,136
	51,570	5.54	4/22/2014	353,255
	41,178	5.32	6/23/2014	291,128
	32,883	6.32	12/15/2014	199,600
	25,000 (1)	9.92	11/10/2015	61,750
Total				1,503,119
Jody Harris	45,000	9.40	3/26/2012	134,550
	15,000	12.91	2/12/2013	Nil
	7,500	10.01	6/30/2013	17,850
	20,000	6.32	12/15/2014	121,400
	15,000	7.42	3/29/2015	74,550
	20,000 (1)	9.92	11/10/2015	49,400
Total				397,750

Notes:
(1)      Options 1/3 fully vested, 1/3 vesting on each of November 10, 2011 and 2012, respectively.
(2)      Options not vested as at December 31, 2010.  Full vesting on March 1, 2011.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2010. The closing price of the Company’s shares on the TSX on December 31, 2010 was $12.39.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Daniel MacInnis	102,917	105,000
Frank Hallam	305,545	50,000 (1)
Larry Taddei	1,282,400	55,000 (2)
Mike Petrina	Nil	20,000 (3)
Gord Neal	20,583	70,500
Jody Harris	91,017	52,500

Notes:
(1)
Frank Hallam was the Company’s CFO up to June 22, 2010, after which he became a board member. Above reflects compensation in lieu of salary paid to Frank Hallam in his capacity as CFO to June 22, 2010.

(2)	Bonus paid to Larry Taddei, based on service since March 1, 2010 (as a consultant initially, and as CFO from June 22, 2010 onwards.
(3)	Bonus paid to Mike Petrina, based on service since September 1, 2010.

The exercise price of options at the time of grant is set at or above the market price of the Company’s common shares on the grant date. Accordingly, the in-the-money value of these incentive stock option grants at the time of vesting is nil.

F.           Employment Agreements

Each of Daniel MacInnis, Gordon Neal, and Jody Harris has entered into an employment agreement with the Company, which agreements were amended and restated on October 17, 2008.  Larry Taddei accepted an offer of employment dated March 1, 2010, and subsequently entered into an employment agreement dated June 22, 2010, and Michael Petrina entered into an employment agreement dated September 1, 2010 (collectively, the “Employment Agreements”).

The Employment Agreements prescribe the terms of respective employment for each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris and set out their base salary and eligibility for incentive based awards (annual discretionary bonus and stock options).  The annual salary of each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris are reviewed annually in the manner described in the Compensation Discussion and Analysis above.  The payment of bonuses and the granting of stock options, are at the discretion of the board of directors, and is determined in accordance with the methodology described in the Compensation Discussion and Analysis above.

Frank Hallam, the CFO of the Company up to June 22, 2010, was not engaged with the Company by way of a formal employment or consulting agreement. In 2009, Mr. Hallam was compensated for his services as CFO to June 22, 2010 by the Company by way of discretionary cash compensation in lieu of salary, and by the granting of option based awards.  The amount of Mr. Hallam’s compensation was determined by the Compensation Committee based on factors including, but not limited to, performance and a reasonable level of compensation for Mr. Hallam given the level of professional responsibility associated with the position of CFO of the Company.  Effective June 22, 2010 Mr.

Hallam no longer serves as CFO and is compensated only for his position as director (see “Director Compensation” below).

The Employment Agreements of each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice as described below under the heading “Termination and Change of Control Benefits”.  Each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris may terminate their respective employment with the Company at any time by giving 60 days’ written notice; however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period.  As discussed under the heading “Termination and Change of Control Benefits” below, each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris have certain entitlements in the event of a Change of Control (as defined below) of the Company.

G.           Pension Plan Benefits

The Company does not have a pension plan or a deferred compensation plan.

H.           Termination and Change of Control Benefits

Pursuant to the Employment Agreements entered into by the Company with each NEO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement, change of control or a change in the NEOs responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2010 is set out in the table below and is more fully described in the section that follows.

	Triggering Event
NEO	Resignation or Retirement $	Termination Without Cause $	Change of Control (2) $
Daniel MacInnis	105,000	435,517	571,612
Frank Hallam(1)	n/a	n/a	n/a
Larry Taddei	-	138,600	184,800
Mike Petrina	-	150,000	200,000
Gordon Neal	70,500	105,814	350,877 (2)
Jody Harris	32,500	56,453	128,312

Notes:
(1)	Services and employment agreement terminated effective June 22, 2010.
(2)
In 2008, due to the inability of the Company to grant options during long trading black-out periods imposed by the Company, each of the NEOs and directors entered into an option compensation agreement with the Company.  Under the terms of the agreement, if he or she had not been granted the number of options equal to a targeted amount, from the date of the agreement to the date of a change of control, and if, within three months of a change of control, he or she is terminated other than for cause, permanent disability, death or retirement or voluntarily resigns from his or her employment, he or she will be entitled to receive a payment of $2.50 multiplied by the excess, if any, of the targeted number of options at the time of the change of control as specified in the option compensation agreement over the actual number of options granted since the date of the option compensation agreement (“Target Option Compensation”). Under the terms of Mr. Neal’s employment agreement, as at December 31, 2010, he is entitled under a change of control, to Target Option Compensation of $139,123 which is included in the $350,877. Other NEO’s have been granted options that are equal to or in excess of the target option number (if applicable), and no such payment obligation remains applicable.

Resignation or Retirement

Messrs. MacInnis, Neal, Taddei and Petrina and Ms. Harris are entitled to resign at any time by giving the Company at least 60 days’ prior notice (which the Company may shorten or waive entirely).  In the event a NEO resigns, the Company is required to pay a lump sum payment equal to: (a) his or her unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which the NEO resigns and the date of termination and the denominator of which is 365.  This payment is required to be made within ten days of the date of the termination of employment.  The resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.

In the event that Messrs. MacInnis, Neal, Taddei or Petrina or Ms. Harris either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

Termination With or Without Cause

Upon termination of Messrs. MacInnis’, Neal’s, Taddei’s, Petrina’s or Ms. Harris’ employment for cause, the Company is not required to make any payments to such NEO, other than for his or her annual base salary, benefits and vacation pay earned up to the date of termination.  Upon termination without cause, the Company is required to pay to such NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365; (c)(i) 12 months of his annual base salary, plus one additional month for each full year of service to a maximum of 24 months, in the case of Mr. MacInnis; (c)(ii) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei and Mr. Petrina; and (c)(iii) three months of his or her annual base salary in the case of Mr. Neal and Ms. Harris. The Company is required to make this payment within ten days of the termination of employment.  Additionally, the NEO must continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Change of Control / Change of Responsibilities

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined below).  Because a Change of Control could give rise to the possibility that the employment of an NEO would be terminated without cause or adversely modified, the board of directors of the Company determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

For purposes of this section, a “Change of Control” includes the acquisition by a person of 50% or more of the common shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the common shares of the Company or the reorganized entity; a shareholder approved liquidation or dissolution of the Company; and the individuals comprising the board of directors ceasing to constitute at least a majority of the Company’s board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent board shall be considered as though such individuals were members of the incumbent board unless assumptions of office occurred as a result of a proxy contest).

In the event that Messrs. MacInnis’, Neal’s, Taddei’s, Petrina’s or Ms. Harris’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or is terminated by any one of Messrs. MacInnis, Neal, Taddei, Petrina or Ms. Harris within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary for the period to and including the date of termination and an amount equal to the lesser of:  (a) two times the sum of the annual base salary of that fiscal year for Mr. MacInnis, or one times the sum of the annual base salary of that fiscal year for Messrs. Neal, Taddei, Petrina or Ms. Harris, plus the greater of (i) the annual bonus paid to such NEO for the most recently completed fiscal year and (ii) an amount equal to the annual bonus paid to such NEO in respect of the fiscal year completed immediately prior to the fiscal year in which the Change of Control occurred (collectively, the “Cash Compensation Amount”); and (b) an amount equal to the result obtained when the Cash Compensation Amount is multiplied by a fraction, the numerator of which is the number of days between the date of termination and the employee’s normal retirement date (which means the date employees are required to retire in accordance with the Company’s practices and policies, and in the absence of such policy, shall mean the date at which the employee attains the age of 65) and the denominator which is 365.

Each of Messrs. MacInnis,  Neal, Taddei and Petrina and Ms. Harris is entitled, following a Change of Control and termination, to have any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such options or other securities will thereafter be exercisable by him or her for up to 90 days after the date of termination.  These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full time employment with a new employer.

In 2008, the Company entered into option compensation agreements with its then NEOs pursuant to which it will compensate them in the absence of its ability to grant options during a long Company-imposed trading black-out period.  Under the terms of the agreement, if he or she had not been granted the number of options equal to a targeted amount, from the date of the agreement to the date of a change of control, and if, within three months of a change of control, he or she is terminated other than for cause, permanent disability, death or retirement or voluntarily resigns from his or her employment, he or she will be entitled to receive a payment of $2.50 multiplied by the excess, if any, of the targeted number of options at the time of the change of control as specified in the option compensation agreement over the actual number of options granted since the date of the option compensation agreement (“Target Option Compensation”). As at December 31, 2010, the only target options that remain are for Mr. Neal, totaling 55,649. Under the terms of Mr. Neal’s employment agreement, as at December 31, 2010, he is entitled under a change of control, to Target Option Compensation of $139,123. Other NEO’s have been granted options that are equal to or in excess of the target option number (if applicable), and no such payment obligation remains applicable.

I.           Director Compensation

The following table describes director compensating for non-executive directors for the year ended December 31, 2010.

Name(1) (4) (5)	Fees earned ($)	Option-based awards(2)(3) ($)	All other compensation ($)	Total compensation (Salary, Bonus and Option-based awards, including both those in and out-of-the-money (3) ) ($)	Total compensation (not including the value of any Option-based awards) ($)
(a)	(b)	(d)	(g)	(h)	(i)
Jonathan Rubenstein	63,500	438,852	Nil	502,352	63,500
R. Michael Jones	34,500	192,483	Nil	226,983	34,500
Eric Carlson	38,500	192,483	Nil	230,983	38,500
Peter Megaw	23,450	192,483	Nil	215,933	23,450
Derek White	40,000	492,738	Nil	532,738	40,000
Richard Colterjohn	37,000	492,738	Nil	529,738	37,000

Notes:

(1)
The table outlines the compensation paid for board and committee retainer fees, meeting fees and per diem fees as per the schedule below.  Committee positions for each director are outlined in the table found under the heading “Election of Directors” above.

(2)
The “grant date fair value” has been determined by using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.  The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.  See discussion below.

(3)
All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant.  Accordingly, the values shown for these options do not reflect ‘in-the-money’ value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, the ‘in-the-money-value’ on December 31, 2010, differs significantly.  Please see the table “Option Based Awards” below for the in-the money value of these options on December 31, 2010.

(4)
Daniel MacInnis was a NEO in the 2010 financial year and did not receive compensation as a director of the Company.  Accordingly, the compensation details for Mr. MacInnis have been excluded from this table. All such information is included in the Named Executive Officer compensation able set out above under the heading “Summary Compensation Table”.

(5)
Frank Hallam was a NEO through June 22, 2010 and did not receive compensation as a director of the Company during that time.  As of June 22, 2010, Mr. Hallam was appointed to the board of directors, and as a board member, he received $19,000 in board fees and $192,483 in option based awards, both amounts of which have been included NEO Summary Compensation Table above.

The Company has calculated the “grant date fair value” amounts in column (d) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes-Merton valuation.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (h) above, which are based in part the grant date fair value amounts set out in column (d)

above.  The total compensation listed in column (i) above has been included to reflect the total compensation of each director not including the value of any option-based awards.  The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

Option-Based Awards to Directors

The following table sets out for each independent director the incentive stock options (option-based awards) outstanding as of December 31, 2010.  These incentive stock options either vested at the time of grant, or were fully vested as at December 31, 2010, unless otherwise noted.  The closing price of the Company’s shares on the TSX on December 31, 2010 was $12.39.

Name(1)	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in- the-money options ($)
(a)	(b)	(c)	(d)	(e)
Jonathan Rubenstein	200,000	8.80	2/23/2012	718,000
	15,000	12.91	2/12/2013	Nil
	21,250	10.01	6/30/2013	50,575
	15,938	5.54	4/22/2014	109,175
	16,953	5.32	6/23/2014	119,857
	7,715	6.32	12/15/2014	46,830
	50,000	7.42	3/29/2015	248,500
	75,000 (1)	9.92	11/10/2015	185,250 (1)
Total				1,478,188
	50,000	5.36	12/14/2011	351,500
R. Michael Jones	10,000	12.91	2/12/2013	Nil
	16,250	10.01	6/30/2013	38,675
	12,188	5.54	4/22/2014	83,488
	9,141	5.32	6/23/2014	64,627
	11,855	6.32	12/15/2014	71,960
	50,000 (1)	9.92	11/10/2015	123,500 (1)
Total				733,750
	75,000	3.00	2/6/2011	704,250
Eric Carlson	50,000	5.36	12/14/2011	351,500
	10,000	12.91	2/12/2013	Nil
	27,500	10.01	6/30/2013	65,450
	20,625	5.54	4/22/2014	141,281
	15,469	5.32	6/23/2014	109,366
	6,602	6.32	12/15/2014	40,074
	50,000 (1)	9.92	11/10/2015	123,500 (1)
Total				1,535,421

Name(1)	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in- the-money options ($)
(a)	(b)	(c)	(d)	(e)
Peter Megaw	20,000	12.91	2/12/2013	Nil
	15,000	10.01	6/30/2013	35,700
	11,250	5.54	4/22/2014	77,063
	10,938	5.32	6/23/2014	77,332
	8,203	6.32	12/15/2014	49,792
	50,000 (1)	9.92	11/10/2015	123,500 (1)
Total				363,386
Derek White	200,000	14.15	10/15/2012	Nil
	7,500	12.91	2/12/2013	Nil
	4,375	10.01	6/30/2013	10,413
	13,281	5.54	4/22/2014	90,975
	9,961	5.32	6/23/2014	70,424
	14,971	6.32	12/15/2014	90,874
	100,000	7.42	3/29/2015	497,000
	50,000 (1)	9.92	11/10/2015	123,500 (1)
Total				883,186
Richard Colterjohn	200,000	14.15	10/15/2012	Nil
	7,500	12.91	2/12/2013	Nil
	9,375	5.54	4/22/2014	64,219
	7,031	5.32	6/23/2014	49,709
	7,774	6.32	12/15/2014	47,188
	100,000	7.42	3/29/2015	497,000
	50,000 (1)	9.92	11/10/2015	123,500 (1)
Total				781,616

Note:
(1)     Options 1/3 fully vested , 1/3 vesting on November 10, 2011 and 1/3 vesting on November 10, 2012.

Director – Change of Control

In December 2008, each director of the Company entered into an option compensation agreement (“Option Compensation Agreement”) between the director and the Company, pursuant to which, if the director resigns or is replaced as a director of the Company at any time within the six months following a Change of Control of the Company, any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company (collectively, the “Director Options”) become immediately fully vested and any unexercised portion of such Director Options will thereafter become exercisable by the director, regardless of whether such Director Options are then exercisable.

Schedule of Director Fees

The fees payable to the directors of the Company are for their service as directors and as members of committees of the board of directors as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	22,500 (chairman) 15,000 (member)	1,000 per meeting	Nil
Audit Committee	7,500 (chairman) 4,000 (member)	1,000 per meeting	Nil
Compensation Committee	5,000 (chairman) 2,500 (member)	1,000 per meeting	Nil
Governance & Nomination committee	5,000 (chairman) 2,500 (member)	1,000 per meeting	Nil
Special Committee (1)	20,000 (chairman) 15,000 (member)	1,000 per meeting	1,000/day

Note:
(1)  Due to reduced activity of the Special Committee in 2010, no retainer or meeting fees were paid in 2010.

Value Vested or Earned During the Year

The following table sets forth, for each director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2010. The closing price of the Company’s shares on the TSX on December 31, 2010 was $12.39.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Jonathan Rubenstein	310,250	Nil
R. Michael Jones	41,167	Nil
Eric Carlson	41,167	Nil
Peter Megaw	41,167	Nil
Derek White	538,167	Nil
Richard Colterjohn	538,167	Nil

Options granted to the independent directors have typically vested at the time of grant, with exception of 375,000 options granted on November 10, 2010, which vested 1/3 immediately, 1/3 on November 10, 2011 and 1/3 on November 10, 2012. There were no prior year’s option grants that vested in 2010. The exercise price of options at the time of grant is set at or above the market price of the Company’s common shares on the grant date.  Accordingly, the in-the-money value of incentive stock option grants vested and unvested at the time of grant is nil.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year (December 31, 2010):

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	3,768,206	$8.43	338,085
Equity compensation plans not approved by security holders (2)	200,000	$8.15	Nil
Total	3,968,206	$8.42	338,085

Notes:

(1)
Effective June 22, 2010, the shareholders of the Company approved the Amended and Restated Stock Option Plan authorizing a fixed number of options available to be granted to purchase up to 5,453,839 common shares.

(2)	Inducement options, granted to Mike Petrina as an inducement to join the Company as VP Operations, and granted outside the Company’s Stock Option Plan.

Stock Option Plan

The Company’s Stock Option Plan provides that options (“Options”) to purchase common shares (“Shares”) may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company (each, an “Eligible Person”). The Compensation Committee (in this section, the “Committee”) has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Committee’s discretion in the event that it accelerates vesting for any reason). The board has the ability to revoke any of the powers conferred on the Committee under the Stock Option Plan.  Where the board has revoked any of the powers conferred on the Compensation Committee under the Stock Option Plan, any reference to the “Committee” in this section of the Information Circular refers to the board and/or such other committee of the board to which all or any of the powers of the board under the Stock Option Plan have been delegated.

Under the existing Stock Option Plan, the number of common shares available for purchase pursuant to Options may not exceed a fixed number of 5,453,839 common shares, such amount representing approximately 9.8% of the issued and outstanding common shares of the Company. As described on page 9 of this Information Circular, the Board has approved that the Stock Option Plan be amended to set the number of shares reserved for issuance at 8% of the outstanding common shares of the Company (on an undiluted basis).  The maximum number of Options which may be granted to U.S. persons in accordance with Section 422 of the U.S. Internal Revenue Code of 1986, as amended, is limited to 700,000.  As of the date of this Circular, an aggregate of 3,734,934 common shares are issuable upon the exercise of outstanding options granted under the Stock Option Plan, representing approximately 6.7% of the issued and outstanding common shares of the Company.

No Options will be granted under the Stock Option Plan if, together with any other share compensation arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders within any one-year period and (ii) issuable to insiders at any time, exceeding 10% of the issued and outstanding Shares.

As a junior mineral company that is still in the exploration stage, the Company does not have a large number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, the Company chooses to compensate directors partly with incentive stock options, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Company’s shareholders by providing them with the opportunity to participate in the upside that results from their contribution. While other larger and/or established operating companies may place limitations on non-employee director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Company believes that some methodologies used to quantify the value of options at the time of the grant (using an option pricing model that values options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Company. Because such methodologies typically incorporate stock volatility into the calculation of option value, the volatility of the Company’s stock (compared with more established operating companies) can significantly inflate option value. The result is that an option grant in a given year could be valued at well in excess of the proposed limits discussed above even if the option is out-of-the money on the date of grant.

While the Company does not object to the principle of limiting non-employee director compensation, the Company believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Company intends to continue to evaluate option grants on a case-by-case basis, making grants based on the contribution of the directors and having regard to the levels of compensation offered by companies in analogous stages of development.

Options may be granted from time to time by the Committee at an exercise price equal to the “Market Price” of the Shares at the time the Option is granted. “Market Price” means:

(a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the business day immediately preceding the grant date,

(b)
if the Shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)
if the Shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed, and

(d)
if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length. The Market Price will in no event be less then the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

For any Options that are granted during a black-out period (during which trading of securities of the Company by a holder of Options (an “Option Holder”) is restricted by the Company), the exercise price for each Option would be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

Termination of Options

Each Option will expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan currently provides that where an employee or executive whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options held by (a) a former executive will continue to be exercisable for a period of 90 days following the termination date, and (b) a former employee will continue to be exercisable for a period of 30 days following the termination date, subject in each case to the discretion of the Committee to extend such period.  As described on page 9 of the Information Circular, the proposed amendments to the Stock Option Plan provide that an employee whose employment is terminated for any reason other than for cause would be treated in the same manner as a former executive and would therefore be entitled to exercise any vested but unexercised options for a period of 90 days following the termination date, subject to the discretion of the Committee to extend such period (but in no event beyond the expiration date of such options).

In addition, pursuant to the current Stock Option Plan, in the event that the employment of an employee or executive is terminated by reason of death or disability, such Option Holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option Holder’s employment was terminated by reason of disability, as the case may be, for a period of six months after the date of death or the termination date, as applicable, subject to the discretion of the Committee to extend such period (but in no event beyond the expiration date of such options).  The proposed amendments to the Stock Option Plan described on page 10 of the Information Circular would increase this six month exercise period to 12 months.

Under the Stock Option Plan, where an Option Holder’s employment or term of office is terminated for cause, any Options held by the Option Holder, whether or not exercisable as of the date of termination, will expire and be cancelled on the date that is 30 days following the termination date, subject to the discretion of the Committee to extend such period.  The proposed amendments provide that where an Option Holder is terminated for cause, any Options held by such Option Holder will immediately expire and be cancelled upon termination unless the Committee determines otherwise.

The vesting and exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Extension of Term for Options Expiring During Blackout Periods

If the term of an Option held by an Option Holder expires during or within 10 business days of the expiration of a black-out period applicable to such Option Holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black-out period.

Transferability

Each Option is personal to the Option Holder and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without shareholder approval, include the following:

(a)           ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)
amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof;

(c)	a change to provisions on transferability of Options for normal estate settlement purposes;

(d)
a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(e)
changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee’s discretion;

(f)	changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(g)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Stock Option Plan reserve; and

(h)
adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require shareholder approval. Some examples of material amendments that would require shareholder approval include the following:

(a)
any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature;

(b)
any increase in the maximum number of Shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Committee to make adjustments to give effect to certain adjustments made to the Shares in the event of certain capital reorganizations and other transactions;

(c)	any reduction in the exercise price or extension of the period during which an Option granted to an insider may be exercised;

(d)	any amendment to permit the repricing of Options;

(e)	the cancellation and reissue of any Options; and

(f)	any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s board of directors is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted, as outlined in the discussion below. The board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose, on an annual basis, its approach to corporate governance.  The following is a description of the Company’s approach to corporate governance.

Board of Directors Composition

The board of directors of the Company is currently comprised of eight directors, each of whom is proposed to be nominated for election at the Meeting, as set out in the table under the heading “Election of Directors” above.  The board of directors considers that five of the eight nominees for election as directors (Messrs. Carlson, Jones, Rubenstein, Colterjohn, and White) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the board of directors.  Dan MacInnis and Frank Hallam are not considered to be independent by virtue of the fact that Mr. MacInnis is an executive officer of the Company and Mr. Hallam was formerly the CFO of the Company through June 22, 2010.  Peter Megaw is not considered independent because of his ownership interest in Minera Cascabel, S.A. de C.V. and IMDEX Inc., both of whom have received mineral property acquisition proceeds and/or geological services and consulting fees from the Company in prior years at market and industry standard rates.  Accordingly, the board considers that a majority of the directors are independent.

Meetings of independent directors are not regularly scheduled but communication among the independent directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the board.  The board believes that adequate structures and processes are in place to facilitate the functioning of the board with a level of independence from the Company’s management.

Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the board and presides as such at each meeting.  Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all board matters.

The independent directors of the board do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The Company holds regular quarterly board meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.  When appropriate, the board meets in camera and any person that has an interest with respect to the matter or transaction being discussed is asked to step out of the meeting.

While the board of directors believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among independent directors is inhibited by the presence of a non-independent director.  The board of directors believes that it is not necessary to exclude any non-independent directors from regularly scheduled meetings in the present circumstances.

The board conducts extensive budget reviews with management and regularly updates the budget as a means of monitoring Company and management activities.

Directorships

The following nominees for election as directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Daniel MacInnis	• MAX Resources Corp.
Frank Hallam	• Platinum Group Metals Ltd. • Lake Shore Gold Corp. • Nextraction Energy Corp., formerly Kruger Capital Corp. • West Kirkland Mining Inc.
Eric Carlson	• Platinum Group Metals Ltd. • Nextraction Energy Corp., formerly Kruger Capital Corp. • Anthem Works Ltd. • West Kirkland Mining Inc., formerly Anthem Ventures Capital Corp.
R. Michael Jones	• Platinum Group Metals Ltd. • Nextraction Energy Corp., formerly Kruger Capital Corp. • West Kirkland Mining Inc.
Peter Megaw	• Candente Gold Corp. • Minaurum Gold Corp.
Jonathan Rubenstein	• Troon Ventures Ltd. • Eldorado Gold Corp. • Detour Gold Corporation • Rio Novo Gold Inc.
Richard Colterjohn	• AuRico Gold Inc.
Derek White	• Magellan Minerals Ltd. • Laurentian Goldfields Ltd.

Attendance

The Company held 11 board meetings during the financial year ended December 31, 2010. The following table sets out the number of meetings held by the board of directors and committees of the directors for the period commencing January 1, 2010 to and including December 31, 2010 and the attendance record for each of the Company’s eight directors:

Summary of Attendance of Directors at Meetings
Directors	Board(1)	Audit Committee	Compensation Committee	Governance & Nomination Committee(5)	Special Committee
# of meetings held:	11	4	5	1	1
Daniel T. MacInnis	11	n/a	n/a	n/a	1
Peter Megaw	11	n/a	n/a	n/a	n/a
Richard Colterjohn	8	2 of 2 (4)	2 of 2 (3)	n/a	1
Derek White	10	4	n/a	1	1
Eric Carlson	10	4	3 of 3 (3)	1	n/a
R. Michael Jones	10	2 of 2 (4)	5	n/a	0
Jonathan Rubenstein	11	n/a	5	1	1
Frank Hallam (2)	4	n/a	n/a	n/a	n/a

Notes:
(1)	The board of directors meets on a regular basis and when appropriate, non-independent directors are asked to step out of the meeting.
(2)
Frank Hallam was appointed to the board of directors effective June 22, 2010, attending all board meetings held on and after June 22, 2010.  Mr. Hallam attended board meetings prior to June 22, 2010 in the capacity of CFO.

(3)	Compensation Committee - members changed in June 2010 with Richard Colterjohn replacing Eric Carlson.
(4)	Audit Committee – members changed in June 2010 with Richard Colterjohn replacing R. Michael Jones.
(5)	Governance & Nomination Committee – members changed in June 2010 with Derek White replacing R. Michael Jones.

Board Mandate

Although the board of directors does not have a written mandate, it is understood that the board assumes responsibility for stewardship of the Company, oversees all of the operations of the business, supervises management and sets milestones for the Company.  The board may discharge its responsibilities by delegating certain duties to committees of the board.

The board is specifically responsible for:

(a)	the strategic planning of the Company including setting specific milestones towards which management should directs their efforts, the board reviews the strategic plan at each board meeting;

(b)
adopting a strategic planning process that includes the annual consideration and approval of a strategic plan which takes into account the opportunities and risks of the Company’s business and ensuring that mitigation plans are in place to manage and minimize these risks;

(c)
appointing board committees, including the Company’s Audit Committee, the Governance and Nomination Committee (the “Governance and Nomination Committee”) and the Compensation Committee and delegating to those committees any appropriate powers of the board;

(d)	appointing the chief executive officer and other senior management of the Company and, after considering the recommendation of the Compensation Committee, approving their compensation;

(e)
developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.  The board recently established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

(f)
approving all major communications and continuous disclosure for the Company, including annual and quarterly reports and certain press releases with specific review of financial disclosure by the Audit Committee.  The board is also responsible for approving the hiring of a communications manager to oversee all of the Company’s communication and to ensure a consistent and well-delivered message of the Company’s objectives, achievements and results;

(g)
adherence to the recently adopted Timely Disclosure, Confidentiality and Insider Trading Policy (the “Communication Policy”), pursuant to which four corporate spokespersons have been formally designated.  Under the Communication Policy, all press releases are to circulate to technical staff and all responsible people involved in press release material, this ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff;

(h)
overseeing the policies and procedures implemented by management to ensure the integrity and effectiveness of the Company’s internal control and management information systems.  The board and the Audit Committee consult with the Company’s auditor with respect to these systems.  The Company also completed a process in 2007 to ensure compliance with the new Sarbanes-Oxley regulations in the United States. This process involved the work of a full time senior accounting advisor in consultation with the Company’s auditors. In general, transactions over $50,000 or involving mineral properties require the board’s approval.  Project budgets are brought before the board on a regular basis. The board’s direction with respect to these budgets are communicated back to project staff;

(i)	providing for measures that accommodate feedback from shareholders; and

(j)
performance of general duties from time to time, including reports to shareholders, reviewing composition of the board, review of the board’s mandate, review of the performance of board committees, review of the performance of the board as a whole and as individuals, succession planning and plans and processes for training and monitoring the performance of senior management.

Position Descriptions

The board has not developed written position descriptions for the chair and the chair of each board committee.  However, the board requires each chair, among other things, to ensure: (i) effective functioning of the committee; (ii) responsibilities of the committee are well understood; and (iii) that board functions delegated to the committees are carried out.  The chair establishes the agenda before each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda.  Each director has the ability to raise subjects that are not on the agenda at any board meeting.  Each of the Compensation Committee, the Audit Committee and Governance and Nomination Committee has a clear written charter from the board which has been filed under the Company’s profile on SEDAR at www.sedar.com.

The board has not developed a written description of the role and responsibilities of the CEO.   The board and the CEO do establish annual corporate and individual objectives for the CEO to achieve and the CEO is expected to execute his role in keeping with “best practices” and “good corporate governance”.  It is the responsibility of the Compensation Committee to review and approve the objectives that the CEO is responsible for meeting.  The Compensation Committee assesses the CEO’s performance against these objectives.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors are also provided with an orientation binder that contains current and relevant information regarding the role of the board, its committees and its directors, which is regularly updated by the board of directors.  The Governance and Nomination Committee reviews, approves and reports to the board on the orientation process for new directors.

The skills and knowledge of the board of directors as a whole is such that the Governance and Nominating Committee is of the view that a formal continuing education process is not currently required.  By using a board of directors composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.  The Governance and Nomination Committee will review, approve and report to the board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. Until such time that an official orientation is implemented, if and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees of the Company.  As each director has a different skill set and professional background, orientation and training activities will be tailored to the particular needs and experience of each director.

Ethical Business Conduct

The board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing.  Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries.  A copy of the Code is available on the Company’s website at www.magsilver.com or may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Company’s Governance and Nomination Committee monitors compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.  In addition to responding to any complaints or violations reported directly to board members, the Governance and Nomination Committee makes periodic inquiries of Company management as to issues related to compliance with Code requirements.  In addition, in the course of regular business and operations updates provided by Company management to the board, there are opportunities to discuss any compliance issues.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•
A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•	A director who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

In order to ensure a culture of ethical business conduct, the board seeks directors who have solid track records in areas ranging from law and finance to exploration and mining.  Directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering must abstain from voting on such matters.  Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering do not take part in any board discussion with respect to that contract or transaction.  In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

Nomination of Directors

All of the Company’s directors are involved in the search for candidates to fill board vacancies as and when they arise.  A candidate for nomination should have direct experience in the mining business and significant public company experience and must not have a significant conflicting public company association.

The board has established a Governance and Nomination Committee which is composed entirely of three independent directors - from January 2010 to June 2010, Eric Carlson, R. Michael Jones and Jonathan Rubenstein (Chair) and from June 2010 to present, Eric Carlson, Derek White and Jonathan Rubenstein (Chair). The Governance and Nomination Committee is responsible for making recommendations on: (i) the desired qualifications, demographics, skills and experience for potential directors; (ii) an interview process for potential candidates for board membership, and (iii) a list of future candidates for board membership after taking into account the competencies and skills that the board as a whole should possess, the competencies and skills that the existing directors possess, the competencies and skills of the proposed nominee and the amount of time and resources the proposed nominee can devote as a member of the board.

In addition to its nomination function, the Governance and Nomination Committee is responsible for providing the board with recommendations relating to corporate governance in general, including, without limitation:  (a) all matters relating to the stewardship role of the board in respect of the management of the Corporation; (b) board size and composition, including the candidate selection process and the orientation of new members; and (c) such procedures as may be necessary to allow the board to function independently of management.  The Governance and Nomination Committee meets at least once per year.

Compensation

The board has appointed a Compensation Committee composed entirely of three independent directors - from January 2010 to June 2010, Eric Carlson, R. Michael Jones and Jonathan Rubenstein (Chair) and from June 2010 to present, Richard Colterjohn (Chair), R. Michael Jones and Jonathan Rubenstein. The Compensation Committee’s primary responsibility is to approve or provide the board with recommendations relating to compensation of executive officers, succession plans for executive officers, human resources policies for executive officers, and administration of the Company’s compensation and benefits plans. The Compensation Committee meets annually to review and recommend the remuneration for the upcoming year, for board approval.

On an on-going basis, the board in consultation with the Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development.  The Company’s Compensation Committee reviews and recommends to the board for approval of the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  This recommendation includes incentive plan design and other remuneration.

In 2008, the Compensation Committee retained Roger Gurr & Associates to perform an analysis of compensation and employment agreements of executives of peer group companies.  In 2010, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation consulting firm specializing in executive and board of director compensation reviews, strategic short- and long-term incentive design, and executive retention issues. Lane Caputo worked with the Compensation Committee to assemble a comparable industry peer group, and then undertook a comparative compensation analysis of the peer group, including director compensation, and reported back to the Compensation Committee with an Executive Compensation Report.

Audit Committee

The Audit Committee is comprised of three independent directors – from January 2010 to June 2010, Eric Carlson, R. Michael Jones and Derek White (Chair) and from June 2010 to present, Derek White (Chair), Eric Carlson and Richard Colterjohn.  Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110.  The Audit Committee is responsible for assisting the board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements.

Audit committee information, as required under NI 52-110 is contained in the Company’s Annual Information Form dated March 31, 2011 under the heading “Audit Committee”.  Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor.  The Company’s Annual Information Form for the year ended December 31, 2010 is available under the Company’s profile on SEDAR at www.sedar.com.  A copy of the Company’s Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and Corporate Governance and Nomination Committee, the board has established a Disclosure Committee and a Special Committee.  The Disclosure Committee assists the board in the determination of material information and disclosure procedures for such information.  The Special Committee was formed on October 3, 2008 to consider strategic alternatives for the Company in response to Fresnillo’s acquisition of (at the time) 19.83% of the common shares of the Company.

The Special Committee continues, although to a lesser extent, to oversee the activities of Mexican and Canadian counsel and their ongoing handling of the Arbitration Proceedings against Fresnillo, at the International Court of Arbitration of the International Chamber of Commerce, as the Arbitration Proceedings came to a conclusion in late 2010.

Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the board and its members and its committees and their charters.  The Governance and Nomination Committee is also responsible for reviewing on an annual basis: (i) the performance of individual directors, the board as a whole, and committees of the board; (ii) the performance evaluation of the chair of each board committee; and

(iii) the performance evaluation of the CEO, including performance against corporate objectives.  As part of the review process, the Governance and Nomination Committee periodically meets with individual board members to discuss with each director the effectiveness of the board, its committees and its members.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw, Director

Dr. Peter Megaw, of Arizona, USA, became a member of the board of directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel, S.A. de C.V. (“Cascabel”). The Company acquired the mineral claims of the Cinco de Mayo property from Cascabel, and Cascabel has retained a net smelter royalty interest in that property. The Company had also previously entered into an option agreement with Cascabel for a portion of the Salemex property.  The property was written off in 2010, but under the terms of the option agreement, a final option payment of US$50,000 was paid to Cascabel in December 2010.

Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. During the year ended December 31, 2010, the Company accrued or paid Cascabel and IMDEX Inc. consulting, administration and travel fees totaling $256,868  (2009 - $291,871) and exploration costs totaling $2,831,153 (2009 - $2,982,276) under a Field Services Agreement dated March 1, 2010 between Cascabel, IMDEX Inc. and the Company.  The Field Services Agreement sets out the professional services to be performed by Cascabel and the remuneration for such services.  Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary.  The Field Services Agreement provides for a right of first refusal granted to the Company by Cascabel for all silver properties in Cascabel’s control, brought to Cascabel or as may be known or offered to Cascabel or its subsidiaries by others.  Company director Dr. Peter Megaw is a principal of both Cascabel and IMDEX Inc.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year.  The Company’s audited financial statements for the period ended December 31, 2010 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.
/s/ “Dan MacInnis”
Daniel MacInnis
President and Chief Executive Officer

Exhibit 1

MAG SILVER CORP.

AMENDED AND RESTATED STOCK OPTION PLAN (2011)

EFFECTIVE DATE: ●

Approved by the Board of

Directors on August 11, 2011.

Approved by the

Shareholders on ■, 2011.

ARTICLE 1
PURPOSE OF THE PLAN

The purpose of the Plan is to provide Executives and key Employees of the Company and its Subsidiaries and Consultants with compensation opportunities that will reward the creation of shareholder value over the long-term and enhance the Company's ability to attract, retain and motivate key personnel and reward significant performance achievements.

ARTICLE 2
INTERPRETATION

2.1	Definitions

Where used herein, the following terms shall have the following meanings, respectively:

"Associate" means, where used to indicate a relationship with any person:

(a)	any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

(b)	any partner, other than a limited partner, of that person;

(c)	any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

(d)
any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company.

"Blackout Period" means a period during which an Option Holder is to refrain from trading in the Company's securities pursuant to a restriction imposed by the Company on all or any of its Executives, Employees, insiders or persons in a "special relationship" (as defined in the Securities Act) with the Company;

"Board" means the board of directors of the Company;

"Business Day" means any day, other than a Saturday or Sunday, on which the principal organized trading facility on which the Shares are listed, which as of the date hereof is the TSX, is open for trading;

"Change of Control" shall have the meaning attributed thereto in Section 9.2;

"Code" means the Internal Revenue Code of 1986, as amended;

"Committee" shall have the meaning attributed thereto in Section 3.1;

"Company" means MAG Silver Corp. and includes any successor corporation thereof;

"Consultant" means an individual who:

(a)
is engaged to provide, on an ongoing bona fide basis, consulting, technical, management, investor relations or other services to the Company or any Subsidiary other than services provided in relation to a "distribution" (as that term is described in the Securities Act);

(b)	provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined below);

(c)	in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(d)	has a working relationship to provide services to the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company,

and includes a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a "Consultant Entity").

"Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than twelve months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability;

"Effective Date" means September 15, 2011 or such later date that this Plan has received the requisite approval of shareholders at a duly called meeting of the shareholders of the Company;

"Eligible Person" means any Executive, Employee or Consultant;

"Employee" means:

(i)
an individual who works full-time or part-time for the Company or any Subsidiary and such other individuals as may, from time to time, be permitted by Regulatory Rules to be granted Options as employees or as an equivalent thereto; or

(ii)
an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source, and includes a corporation wholly-owned by such individual;

"Executive" means an individual who is a director or officer of the Company or a Subsidiary, and includes a corporation wholly-owned by such individual;

"Exercise Period" means the period of time during which an Option granted under this Plan may be exercised;

"Grant Date" means, for any Option, the date specified by the Committee at the time it grants the Option (which cannot be earlier than the date on which the Option was granted) or, if no such date is specified, the date on which the Option was granted;

"insider" means:

(a)	an "insider" as that term is defined in the TSX Company Manual; and

(b)	an Associate of any person who is an insider by virtue of paragraph (a) above;

"ISO" or an Incentive Stock Option means an Option granted to a U.S. Option Holder in accordance with the terms of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code");

"Market Price" in respect of Shares means:

(a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the Business Day immediately preceding the Grant Date;

(b)
if the Shares are listed on more than one organized trading facility, the Market Price as determined in accordance with paragraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c)
if the Shares did not trade on the Business Day prior to the Grant Date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed; and

(d)
if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including recent sale and offer prices of the Shares in private transactions negotiated at arms' length, provided that the Market Value shall in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question;

"NSO" or a Non-Qualified Stock Option means an Option that does not meet the requirements of Code Section 422 and is not an ISO;

"Option" means an option to purchase Shares granted under the Plan;

"Option Document" means an agreement, certificate or other type of form of document or documentation approved by the Committee which sets forth the terms and conditions of an Option; such document or documentation may be in written, electronic or other media, may be limited to a notation on the books and records of the Company and, unless the Committee requires otherwise, need not be signed by a representative of the Company or the Option Holder;

"Option Holder" means a person to whom an Option has been granted;

"Option Price" means the price per share at which Shares may be purchased under any Option, as the same may be adjusted from time to time in accordance with Section 9.1;

"Parent" means a corporation that owns 50% or more of the total combined voting power of all classes of stock of the Company;

"Plan" means this amended and restated stock option plan, as the same may be further amended and restated, amended or varied from time to time;

"Post-Blackout Period Price" means the Market Price of the Shares on the first Business Day following the date on which the relevant Blackout Period has expired;

"Regulatory Approvals" means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder;

"Regulatory Authorities" means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder;

"Regulatory Rules" means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including those of the applicable Regulatory Authorities;

"Securities Act" means the Securities Act (British Columbia), RSBC 1996, c.418, as from time to time amended;

"Share Compensation Arrangement" means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise;

"Shares" means the common shares of the Company or, in the event of an adjustment contemplated by Section 9.1, such other shares or securities to which an Option Holder may be entitled upon the exercise of an Option as a result of such adjustment;

"Subsidiary" means any body corporate which is a "subsidiary" as such term is defined in the Business Corporations Act (British Columbia), as the same may be amended from time to time;

"Termination Date" means:

(a)
in the case of any Option Holder that is an Employee or Executive whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Section 7.2 or 7.3, the date that is designated by the Company or the Subsidiary in an oral or written notice of termination, as the case may be, as the last day of the Option Holder's employment or term of office with the Company or Subsidiary or, in the case of voluntary resignation, the effective date of resignation; provided that "Termination Date" specifically does not mean the date of expiry of any period in respect of which the Company or the Subsidiary, as the case may be, may elect or be required by law to provide pay in lieu of notice to the Option Holder; and

(b)
in the case of a Consultant whose consulting agreement or arrangement with the Company or a Subsidiary, as the case may be, terminates in the circumstances set out in Section 7.4 or 7.5, the date that is designated by the Company or the Subsidiary as the date on which the Option Holder's consulting agreement or arrangement is terminated; provided that "Termination Date" specifically does not mean the date of expiry of any period of notice of termination that the Company or the Subsidiary may be required to provide to the Option Holder under the terms of the consulting agreement or for which the Company or the Subsidiary has elected to provide compensation in lieu of notice;

"TSX" means The Toronto Stock Exchange; and

"TSX Company Manual" means the Company Manual of the TSX, as amended from time to time, including such staff notices of the TSX from time to time which may supplement the same.

2.2           Construction

In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Plan into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan;

(b)	the terms, "this Plan", "herein", "hereby", "hereof" and "hereunder" and similar expressions refer to this Plan and not to any particular article, section or other portion hereof;

(c)	references to Articles and Sections are to the specified articles and sections of this Plan;

(d)	words importing the singular include the plural and vice versa and words importing any gender shall include the masculine, feminine and neutral genders;

(e)
the words "includes" and "including", when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(f)
where the Board has revoked any of the powers conferred on the Committee under this Plan as permitted by Section 3.2, any reference to the Committee shall, where necessary, be deemed to refer to the Board and/or such committee of the Board to which all or any of the powers of the Board have been delegated;

(g)
whenever the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Committee or, if such discretion has been revoked by the Board pursuant to Section 3.2, the Board or such other committee as determined by the Board; and

(h)	unless otherwise specified, all references to money amounts are to Canadian currency.

ARTICLE 3
ADMINISTRATION OF THE PLAN

3.1	Administration

Subject to Section 3.2, this Plan will be administered by the compensation committee of the Board (the "Committee") and the Committee has sole and complete authority, in its discretion, to:

(a)	determine the persons (from among the Eligible Persons) to whom Options may be granted;

(b)	grant Options in such amounts and, subject to the provisions of this Plan, on such terms and conditions as it determines including:

(i)	the time or times at which Options may be granted;

(ii)	the Option Price;

(iii)	the time or times when each Option becomes exercisable and the duration of the Exercise Period;

(iv)	any additional performance-related or other requirements for the exercise of Options;

(v)	whether restrictions or limitations are to be imposed on the Shares and the nature of such restrictions or limitations, if any; and

(vi)	any acceleration of exercisability or waiver of termination regarding any Option, based on such factors as the Committee may determine;

(c)	to determine the nature and extent of any adjustment(s) to be made to Options pursuant to Section 9.1;

(d)	interpret this Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan; and

(e)	make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.

The Committee's determinations and actions within its authority under this Plan are conclusive and binding on the Company and all other persons.  The day-to-day administration of this Plan may be delegated to such officers, Employees and agents of the Company or its Subsidiaries as the Committee determines.  The Committee may also appoint or engage a trustee, custodian or administrator to administer or implement this Plan.

3.2	Authority of the Board

The Board may revoke the Committee's authority hereunder at any time in the Board's sole and absolute discretion and, in such event, the Board may exercise the powers, and/or delegate to such other committee of the Board as the Board considers appropriate, all or any of the powers, conferred on the Committee under this Plan.  In such event, the Board and/or the committee to which the Board has delegated such powers, will exercise the powers conferred on the Committee under this Plan.  Any decision made or action taken by the Board and/or any committee to which the Board has delegated its powers hereunder arising out of or in connection with the administration or interpretation of this Plan in this context will be final and conclusive.

ARTICLE 4
SHARES SUBJECT TO THE PLAN

4.1	Total Number of Shares

Subject to adjustment as provided for in Section 9.1 hereof, the maximum number of Shares that may be issuable under the Plan shall be a number equal to 8% of the number of issued and outstanding Shares on a non-diluted basis at any time.

4.2	Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

ARTICLE 5
ELIGIBILITY, GRANT AND TERMS OF OPTIONS

5.1	Eligible Persons

Subject to the provisions of the Plan, Options may only be granted to Eligible Persons.

5.2	General

Subject to the other provisions of this Article 5, the Committee shall determine the number of Shares subject to each Option, the Option Price, the expiry date, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option; provided, however, that if no specific determination is made by the Committee with respect to the expiry date, the period during which an Option shall be exercisable shall be five years from the date the Option is granted to the Option Holder.  Without limiting the generality of the foregoing, Options may be granted by the Committee from time to time in accordance with this Article 5 during a Blackout Period, provided that in no event shall such Options be exercisable until after the Option Price applicable to such Options is fixed by the Committee in accordance with Section 5.3.

5.3	Option Price

The Option Price shall in no circumstances be lower than the Market Price of the Shares at the Grant Date.  If the Committee grants Options to an Option Holder during a Blackout Period applicable to such Option Holder, the Option Price fixed by the Committee on Shares which are the subject of such Options shall be equal to the greater of (i) the Market Price of the Shares at the date of the grant of the Options, and (ii) the Post-Blackout Period Price following the end of such Blackout Period.

5.4	Term of Option

Subject only to Section 5.5, in no event may the term of an Option exceed five years from the Grant Date.

5.5	Extension of Term for Options Expiring During Blackout Periods

Notwithstanding anything else contained herein, if the term of an Option held by an Option Holder expires during or within 10 Business Days of the expiration of a Blackout Period applicable to such Option Holder, then the term of such Option or the unexercised portion thereof, as applicable, shall be extended to the close of business on the tenth Business Day following the expiration of the Blackout Period.

5.6	Exercise Period

Options will vest and be exercisable in the manner determined by the Committee and specified in the applicable Option Document.  Subject to Section 9.2, once an Option becomes exercisable, it remains exercisable until expiration or termination of the Option, unless otherwise specified by the Committee in connection with the grant of such Option or at the time of an accelerated vesting.  Each Option may be exercised at any time or from time to time, in whole or in part, for up to the total number of Shares with respect to which it is then exercisable.  Notwithstanding anything else contained herein, Options may not be exercised during a Blackout Period unless the Committee determines otherwise.

The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under Section 10.2 of this Plan.

5.7           No Repricing

In no event may outstanding Options granted under this Plan be repriced.

5.8	Additional Limits

Notwithstanding any other provision of this Plan or any agreement relating to Options, no Options shall be granted under this Plan if, together with any other Share Compensation Arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders, within any one-year period and (ii) issuable to insiders, at any time, exceeding 10% of the issued and outstanding Shares.

5.9	Option Documents

All grants of Options will be evidenced by Option Documents.  Such Option Documents will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Committee may direct.  By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms of this Plan.  In the event of conflict between the terms of an Option Document and the terms of this Plan, the terms of this Plan shall prevail and the Option Document shall be deemed to have been amended accordingly.

5.10	ISOs

ISOs shall be granted only to an individual who is an Employee of the Company or a Subsidiary or related company and shall be subject to the following special limitations required by Section 422 of the Code, and any contrary provisions of this Plan shall be disregarded:

(a)
Maximum Number of Shares for ISOs.  Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for ISOs is 700,000, subject to adjustment pursuant to Section 9.1 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.

(b)	Grant of ISOs. All ISOs granted under the terms of this Plan shall be granted by March 30, 2017.

(c)
Limitation on Amount of Grants.  As to all ISOs granted under the terms of this Plan, to the extent that the aggregate fair market value of the Shares (determined at the time the ISO is granted) with respect to which ISOs are exercisable for the first time by the Option Holder during any calendar year (under this Plan and all other ISO plans of the Company, a related corporation or a predecessor corporation) exceeds US$100,000, such options shall be treated as NSOs.  The previous sentence shall not apply if the Internal Revenue Service issues a public rule, issues a private ruling to the Company, any Option Holder or any legatee, personal representative or distributee of an Option Holder or issues regulations changing or eliminating such annual limit.  No such limitation shall apply to NSOs.

(d)
Grants to Ten Percent Shareholders.  ISOs may be granted to a person owning more than 10% of the total combined voting power of all classes of shares of the Company and any Parent or Subsidiary only if (i) the exercise price is at least 110% of the fair market value (determined in accordance with section 422 of the Code) of the stock at the time of grant, and (ii) the option is not exercisable after the expiration of five years from the date of grant.

(e)
Notice of Disposition.  The Committee may require an Option Holder to give the Company prompt notice of any disposition of Shares acquired by exercise of an ISO prior to the expiration of two years after the date of the grant of the option and one year from the date of exercise.  In such case, the Option Holder will be treated for U.S. income tax purposes as having received ordinary income at the time of such disposition in an amount generally measured by the difference between the price paid for the Shares and the lesser of the fair market value of the Shares at the date of the exercise or the amount realized on disposition of the shares.

(f)
Shareholder Approval.  No Options granted under this Plan will be considered ISOs unless this Plan has been approved by the shareholders of the Company within twelve months before or after the date such Plan has been adopted by the Committee.

ARTICLE 6
TRANSFERABILITY

6.1	Transferability

An Option is personal to the Option Holder and is non-assignable and non-transferable.  No Option granted hereunder shall be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, otherwise than by testate succession, will or the laws of descent and distribution, and any attempt to do so will cause such Option to terminate and be null and void.  During the lifetime of the Option Holder, an Option shall be exercisable only by the Option Holder and, upon the death of an Option Holder, the person to whom the rights shall have passed by testate succession or by the laws of descent and distribution may exercise any Option in accordance with the provisions of Section 7.2(b) or 7.4(b), as applicable.

ARTICLE 7
TERMINATION OF EMPLOYMENT OR SERVICES; DEATH AND DISABILITY

7.1	General

An Option, and all rights to purchase Shares pursuant thereto, granted to an Eligible Person shall expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person, other than in the circumstances referred to in Sections 7.2, 7.3 and 7.4.

7.2	Termination of Employment or Term of Office

If, before the expiry of an Option in accordance with its terms, the employment or term of office of an Option Holder that is an Employee or Executive terminates for any reason whatsoever other than termination by the Company or the Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), but including (i) the termination by the Company or Subsidiary without cause; or (ii) the voluntary resignation by the Option Holder; or (iii) the termination of employment or term of office by reason of the death or Disability of the Option Holder, the Options held by such former Employee or Executive that are exercisable at the Termination Date continue to be exercisable by the Option Holder as follows:

(a)
if the Option Holder is alive, at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Options and only to the extent that such Options were vested and exercisable as of the Termination Date; or

(b)	if the Option Holder is deceased, by the legal representative(s) of the estate of the Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)
if the Option Holder's employment or term of office ceases as a result of the Disability of such Option Holder, by the Option Holder or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above; provided, however, that in the case of an ISO, any such extension shall be subject to the limitations of Section 422 of the Code.  Unless otherwise determined by the Committee in its discretion, any Options held by the Option Holder that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.3	Termination of Employment or Term of Office for Cause

Where, in the case of an Option Holder that is an Employee or Executive, an Option Holder's employment or term of office is terminated by the Company or any Subsidiary for cause (for this purpose, as determined by the Committee in its discretion), then any Options held by the Option Holder, whether or not exercisable at the Termination Date, shall immediately expire and be cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.

7.4	Termination of Consulting Services

If, before the expiry of any Option in accordance with the terms hereof, a Consultant's agreement or arrangement terminates by reason of: (i) termination by the Company or any of its Subsidiaries for any reason whatsoever other than for breach or default of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant's consulting agreement or arrangement); or (ii) voluntary termination by the Consultant in accordance with the terms of the consulting agreement or arrangement; or (iii) the death or permanent disability of the Consultant, the Options held by the Consultant that are exercisable at the Termination Date continue to be exercisable by the Consultant as follows:

(a)
if the Consultant is alive, by the Consultant at any time during the 90-day period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent such Options were vested and exercisable as of the Termination Date; or

(b)
if the Consultant is deceased, by the legal representative(s) of the estate of the Consultant Option Holder at any time during the twelve-month period immediately following the date of death, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of death; or

(c)
if the Consultant's agreement terminates or arrangement ceases as a result of the Disability of such Consultant, by the Consultant or his or her legal representative(s) at any time during the twelve-month period immediately following the Termination Date, but in no event beyond the expiration date of such Option and only to the extent that such Options were vested and exercisable as of the date of determination of Disability.

Notwithstanding the foregoing, the Committee shall have the discretion to extend any of the periods set forth at (a) through (c) above.  Unless otherwise determined by the Committee in its discretion, any Options held by the Consultant that are not exercisable at the Termination Date immediately expire and are cancelled on the Termination Date.

7.5           Termination of Consulting for Cause

Where, in the case of a Consultant Option Holder, the Option Holder's consulting agreement or arrangement is terminated by the Company or any of its Subsidiaries for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Consultant Option Holder's consulting agreement or arrangement and as determined by the Committee in its discretion), then any Options held by the Consultant Option Holder, whether or not exercisable at the Termination Date, immediately expire and are cancelled on such Termination Date, unless otherwise determined by the Committee in its discretion.

7.6	Change of Employment or Services

Options shall not be affected by any change of employment or consulting arrangement within or among the Company or any one or more Subsidiaries or by an Option Holder ceasing to be an Employee, Executive or Consultant for so long as the Option Holder continues to be any of an Employee, Executive or Consultant; provided, however, that subject to Section 422 of the Code, such change may affect ISOs granted hereunder.

7.7	Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other bona fide leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract.  If the period of such leave exceeds 90 days and the Option Holder's re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

ARTICLE 8
EXERCISE OF OPTIONS

8.1	Exercise of Options

Subject to the provisions of the Plan and the provisions of the applicable Option Document, an Option that has vested and become exercisable in accordance with its terms may be exercised from time to time by delivery to the Company or its agent, as the Company may direct, of a written notice of exercise addressed to the Secretary of the Company specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price for the Shares then being purchased.  Payment shall be made by certified cheque or by such other means as is acceptable to the Chief Executive Officer or the Chief Financial Officer of the Company.  Upon actual receipt by the Company of such notice and of a certified cheque for, or other acceptable payment of, the aggregate Option Price, the number of Shares in respect of which the Option is exercised will within a reasonable period of time be duly issued as fully paid and non-assessable and the Option Holder exercising the Option, or such nominee as the Option Holder shall direct, shall be registered on the books of the Company as the holder of the number of Shares so issued.

8.2	Regulatory Approval

Notwithstanding any of the provisions contained in the Plan or in any Option Document, the Company's obligation to issue Shares to an Option Holder or the legal representatives of its estate, as applicable, pursuant to the exercise of an Option shall be subject to:

(a)
completion of such registration or other qualifications of such Shares or obtaining approval of such Regulatory Authority as the Company shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the admission of such Shares to listing on any stock exchange on which the Shares may then be listed; and

(c)
the receipt from the Option Holder or the legal representatives of its estate, as applicable, of such representations, agreements and undertakings as to future dealings in such Shares as the Company determines to be necessary or advisable in order to safeguard against the violation of any Regulatory Rule.

In connection with the foregoing, the Company shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Shares in compliance with any Regulatory Rules and for the listing of such Shares on any stock exchange on which the Shares are then listed.

8.3	Unvested Options

Except as expressly provided herein, no unvested Options may be exercised.

8.4	Taxes

Upon the exercise of an Option, the Option Holder shall make arrangements satisfactory to the Company regarding payment of any federal, state, provincial, local or other taxes of any kind required by law to be paid in connection with the exercise of the Option.  In addition, as a condition of and prior to participation in the Plan, each Option Holder authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.  The Company shall also have the right in its sole discretion to satisfy any such liability for withholding or other required deduction amounts by requiring the Option Holder to complete a sale to a third party in respect of such number of Shares, which have been issued and would otherwise be delivered to the Option Holder under the Plan, and any amount payable from such sale will first be paid to the Company to satisfy any liability for withholding.  The Company may require an Option Holder, as a condition of participation in the Plan, to pay or reimburse the Company for any cost incurred by the Company as a result of the participation by the Option Holder in the Plan.

ARTICLE 9
ADJUSTMENTS

9.1	Adjustments

Subject to any necessary Regulatory Approvals, appropriate adjustments in the number of Shares subject to this Plan, and as regards Options granted or to be granted, in the number of Shares which are subject to Options and in the Option Price, shall be made by the Committee in its discretion to give effect to adjustments in the number of Shares resulting from any subdivision, consolidation, reorganization or reclassification of the Shares, the payment of any stock dividend by the Company (other than dividends in the ordinary course) or other relevant changes in the capital stock of the Company.  The Committee's determination of such adjustments shall be final, binding and conclusive for all purposes.

9.2	Change of Control

Notwithstanding anything else contained in this Plan, if the Company proposes to amalgamate, merge or consolidate with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company) or to liquidate, dissolve or wind-up, or in connection with any proposed sale or conveyance of all or substantially all of the property or assets of the Company or any proposed offer to acquire all of the outstanding Shares or any other proposed transaction involving the Company (in each case, a "Change of Control"), the Committee may, in its discretion, permit and authorize the accelerated vesting and early exercise of all or any portion of the then outstanding Options in connection with the completion of such Change of Control.  Whether or not the Committee determines to accelerate the vesting of any Options, the Company shall give written notice of any proposed Change of Control to each Option Holder.  Upon the giving of any such notice, Option Holders shall be entitled to exercise, at any time within the 14-day period following the giving of such notice and conditionally upon completion of the Change of Control, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in connection with the completion of such Change of Control (subject to the extension of such 14-day period as the Committee may determine in its sole discretion, not to exceed the expiration of the Option).  Unless the Committee determines otherwise (in its discretion), upon the expiration of the notice period referred to above, all rights of the Option Holders to exercise any outstanding Options, whether vested or unvested, shall terminate and all such Options shall immediately expire and cease to have any further force or effect, subject to the completion of the relevant Change of Control.

ARTICLE 10
APPROVALS AND AMENDMENT

10.1	Shareholder Approval of Plan

This Plan is subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company.  Any Options granted under this Plan prior to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.  If this Plan is not approved by the majority of the votes cast at a meeting of the shareholders of the Company, the Amended and Restated Stock Option Plan (2009) as amended and approved by shareholders of the Company on June 22, 2010 shall continue in full force and effect, unamended.

10.2	Amendment of Option or Plan

Subject to any required Regulatory Approvals and Section 10.3, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would, in the discretion of the Committee:

(a)	materially decrease the rights or benefits accruing to an Option Holder; or

(b)	materially increase the obligations of an Option Holder,

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment.  For greater certainty, the rights and obligations under any Options that were granted prior to the Effective Date or any unexercised portion thereof shall not be adversely affected by the amended and restated Plan or any amendment thereto.

10.3	Amendments by Committee and Amendments Requiring Shareholder Approval

(a)           Subject to Section 10.2, the Committee may amend, suspend, discontinue or terminate the Plan and any outstanding Option granted hereunder, in whole or in part, at any time without notice to or approval by the shareholders of the Company, for any purpose whatsoever, provided that all material amendments to the Plan shall require the prior approval of the shareholders of the Company.  Examples of the types of amendments that are not material that the Committee is entitled to make without shareholder approval include, without limitation, the following:

ensuring continuing compliance with any Regulatory Rule;

(i)
amendments of a "housekeeping" nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;

(ii)	a change to provisions on transferability of Options for normal estate settlement purposes;

(iii)
a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(iv)
changing the vesting and exercise provisions of the Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee's discretion;

(v)	changing the termination provisions of the Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(vi)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Plan reserve; and

(vii)
adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

(b)           Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements shall become effective until such approval is obtained. Without limitation to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for the following matters, to the extent required by Regulatory Rules:

(i)	any amendment to the provisions of this Section 10.3 which is not an amendment within the nature of Section 10.3(a)(i) or Section 10.3(a)(ii);

(ii)	any increase in the maximum percentage of Shares issuable by the Company under the Plan (other than pursuant to Section 9.1);

(iii)	any reduction in the Option Price or extension of the period during which an Option may be exercised;

(iv)	any amendments to Section 5.7 to permit the repricing of Options;

(v)	the cancellation and reissue of any Option;

(vi)	any amendment to remove or exceed the limitations prescribed by Section 5.8 of the Plan; and

(vii)	any amendment to the provisions of the Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes,

provided that, in the case of an amendment referred to in Sections 10.3(b)(iii) and 10.3(b)(v), insiders of the Company who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

(c)           For the purposes of this Section 10.3, an amendment does not include an accelerated expiry of an Option by reason of the fact that an Option Holder ceases to be an Employee, Executive or Consultant.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1	No Shareholder Rights

           An Option Holder shall not have, and nothing in this Plan or any Option shall confer on any Option Holder, any of the rights and privileges of a shareholder, a potential shareholder, or a stakeholder of the Company, whether under common law, equitable principles, statutory provisions or otherwise, unless and until such Option has been exercised in accordance with the terms of this Plan (including tendering payment in full of the aggregate Option Price for the Shares in respect of which the Option is being exercised) and the Company has issued such Shares to the Option Holder.

11.2	No Additional Rights Offered

Participation in this Plan is entirely voluntary and not obligatory and nothing in this Plan or any Option shall confer on any Option Holder that is an Employee any right to continue in the employ of the Company or any of its Subsidiaries or affect in any way the right of the Company or any such Subsidiary to terminate his or her employment at any time; nor shall anything in this Plan or any Option Document be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any of its Subsidiaries to extend the employment of any Option Holder beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any of its Subsidiaries or any present or future retirement policy of the Company or any of its Subsidiaries, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any of its Subsidiaries.

Nothing in this Plan or any Option shall confer on any Consultant any right to continue to provide services to the Company or any of its Subsidiaries or affect in any way the right of the Company or any of its Subsidiaries to terminate at any time any agreement or contract with such Consultant; nor shall anything in this Plan or any Option be deemed to be or construed as an agreement, or an expression of intent, on the part of the Company or the Subsidiary to extend the time for the provision of services beyond the time specified in the contract with the Company or such Subsidiary.

11.3	Governing Law

This Plan and all Option Documents entered into pursuant to this Plan shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

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